Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 28, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Appointment of Mr. Arun Madhavan Kumar (DIN: 09665138) as an Additional Director, categorized as Independent, on the Board of the Company

Ref:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’)

Pursuant to Regulation 30 of the SEBI Listing Regulations, we would like to inform that Mr. Arun Madhavan Kumar (DIN: 09665138), has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a term of five consecutive years, effective from August 1, 2022. His appointment is approved by the Board of Directors, at its meeting held today, based on recommendations of the Nomination, Governance and Compensation Committee and is subject to approval of the shareholders.

Mr. Kumar is not related to any of the Directors on the Board of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, with respect to the above appointment of Mr. Kumar are enclosed as Annexure A.

This is for your information and records.

Thanking you.

Yours faithfully

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure A

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Mr. Arun Madhavan Kumar

Sl. No	Particulars	Remarks
1	Reason for change	Appointed as Additional Independent Director
2	Date of appointment and term of appointment	August 1, 2022 for a term of five consecutive years, effective from August 1, 2022
3	Brief profile

Mr. Arun Madhavan Kumar, is a Managing Partner at Celesta Capital, a leading deep technology venture capital firm that leverages synergies between leading centers of innovation in the US, India, and Israel to create globally impactful enterprises.

In February 2022, Mr. Kumar completed his five-year term as the Chairman and CEO of KPMG in India. In this role, he led a large organization consisting of several thousand talented professionals engaged in providing assurance, tax, and advisory services, through a period of extraordinary growth in revenues, profits, people and organizational transformation. He was a member of the global Board of Directors of KPMG as well as its EMA Board.

Mr. Kumar previously served in President Obama’s administration as Assistant Secretary of Commerce for Global Markets and Director General of the U.S. & Foreign Commercial Service (USFCS), under the leadership of Commerce Secretary Penny Pritzker. As the administration’s lead official to promote U.S. exports, foreign direct investment, and enhanced market access around the world, he led a team of 1,700 professionals in 78 countries and all the 50 states of the U.S. The Global Markets unit and USFCS saw substantial growth in coverage and impact during his tenure. During that time, Mr. Kumar also had a special focus on the U.S.-India economic relationship, helping establish high level bilateral dialogues in areas ranging from innovation to infrastructure and working closely with the U.S. India CEO Forum.

Prior to his nomination by President Obama, Mr. Kumar was a partner at KPMG LLP in the US and was a member of the Board of the firm. Based in Silicon Valley, he led KPMG’s Management Consulting practice in the West. Before joining KPMG, he was a co-founder, CEO, and CFO of three technology companies in Silicon Valley; over the years, Mr. Kumar has been a mentor to entrepreneurs in Silicon Valley and India.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Mr. Kumar is a member of the Council on Foreign Relations. He serves as Chair of the Wadhwani Institute of Technology and Policy. Mr. Kumar is an advisor to the Board of Directors of the US-India Business Council. He serves on the Board of Indiaspora, an organization that links accomplished and influential people of Indian origin in many countries to enhance the relationships between their country of residence and India.

He is the author of two books of poetry, Plain Truths, published in 2010 by Current Books, and Mantram Beach, published in 2020 by the Aleph Book Company. He co-edited Kerala’s Economy: Crouching Tiger, Sacred Cows, published in 2007 by DC Books.

Mr. Kumar received his master’s degree from the MIT Sloan School of Management. He earned his undergraduate degree, in physics, as a National Science Talent Scholar, from the University of Kerala, Trivandrum.

4	Disclosure of relationships between directors	None